                      SECURITIES AND EXCHANGE COMMISSION
                            Washington, D.C. 20549

                              File No. 005-56295

                               -----------------

                                SCHEDULE 13D/A
                                (Rule 13d-101)

                               Amendment No. 92

          INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO
                  RULE 13d-1(a) AND AMENDMENTS THERETO FILED
                           PURSUANT TO RULE 13d-2(a)

                         The Goldman Sachs Group, Inc.
                               (Name of Issuer)

                    Common Stock, par value $.01 per share
                        (Title of Class of Securities)

                                  38141G 10 4
                                (CUSIP Number)

                              Kenneth L. Josselyn
                         The Goldman Sachs Group, Inc.
                                200 West Street
                           New York, New York 10282
                           Telephone: (212) 902-1000
         (Name, Address and Telephone Number of Persons Authorized to
                      Receive Notices and Communications)

                               November 9, 2016
            (Date of Event which Requires Filing of this Statement)

     If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box [_].

                        (Continued on following pages)

CUSIP NO. 38141G 10 4                    13D

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1.       NAMES OF REPORTING PERSONS: Each of the persons identified on
         Appendix A.
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2.       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
         As to a group consisting solely of Covered Persons/1/                   (a)          [X]
         As to a group consisting of persons other than Covered Persons          (b)          [X]
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3.       SEC USE ONLY
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4.       SOURCE OF FUNDS: OO and PF (Applies to each person listed on
         Appendix A.)
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5.       CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO                     [_]
         ITEM 2(d) OR 2(e) (Applies to each person listed on Appendix A.)
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6.       CITIZENSHIP OR PLACE OF ORGANIZATION United States unless otherwise indicated on
         Appendix A.
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                 7.    SOLE VOTING POWER: 0
                 -------------------------------------------------------------------------------------
                 8.    SHARED VOTING POWER (See Item 6) (Applies to each person listed on Appendix
   NUMBER OF           A.)
    SHARES             17,559,752 Voting Shares/2/ held by Covered Persons
 BENEFICIALLY          270 Shared Ownership Shares held by Covered Persons/3/
   OWNED BY            6,511,114 Sixty Day Shares held by Covered Persons/4/
     EACH              2,849,851 Other Shares held by Covered Persons/5/
   REPORTING     -------------------------------------------------------------------------------------
    PERSON       9.    SOLE DISPOSITIVE POWER (See Item 6)
     WITH              As to Voting Shares, less than 1%
                       As to Shared Ownership Shares, Sixty Day Shares and
                       Other Shares, 0
                 -------------------------------------------------------------------------------------
                 10.   SHARED DISPOSITIVE POWER (See Item 6):
                       As to Voting Shares, 0
                       As to Shared Ownership Shares, less than 0.01%
                       As to Sixty Day Shares and Other Shares, less than 1%.
------------------------------------------------------------------------------------------------------
11.      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON                      26,920,987
------------------------------------------------------------------------------------------------------
12.      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN               [_]
         SHARES
------------------------------------------------------------------------------------------------------
13.      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)                                     6.69%
------------------------------------------------------------------------------------------------------
14.      TYPE OF REPORTING PERSON                                                                  IN
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--------
1  For a definition of this term, please see Item 2.
2  For a definition of this term, please see Item 6.
3 "Shared Ownership Shares" are shares of Common Stock (other than Other Shares, as defined below) of which a Covered Person shares beneficial ownership with someone other than the Covered Person's spouse. Each Covered Person disclaims beneficial ownership of Shared Ownership Shares beneficially owned by each other Covered Person.
4 "Sixty Day Shares" are shares of Common Stock deemed to be beneficially owned under Rule 13d-3(d)(1) because a Covered Person has the right to acquire beneficial ownership within 60 days of the date hereof. See Annex B for a description of these shares. Upon acquisition by the Covered Person, these shares will become Voting Shares. Each Covered Person disclaims beneficial ownership of Sixty Day Shares beneficially owned by each other Covered Person.
5 "Other Shares" include: (i) 209,437 shares of Common Stock held by 12 private charitable foundations established by 12 Covered Persons;
   (ii) 2,639,573 shares of Common Stock held by certain family members of Covered Persons and by certain estate planning entities established by Covered Persons; and (iii) 841 shares of Common Stock held by the trust underlying The Goldman Sachs 401(k) Plan. Each Covered Person disclaims beneficial ownership of Other Shares beneficially owned by each other Covered Person, and each Covered Person disclaims beneficial ownership of all shares held by any private charitable foundation or any family member of a Covered Person.

                                                                     Appendix A



                                   ITEM 6                                               ITEM 6
           ITEM 1               Citizenship                    ITEM 1                Citizenship
----------------------------   (United States       ----------------------------    (United States
                              unless otherwise                                     unless otherwise
 Names of Reporting Persons      indicated)          Names of Reporting Persons       indicated)
----------------------------  ----------------      ----------------------------  ------------------
Paul R. Aaron                                       Alex S. Chi
Fadi Abuali                    Canada/Kuwait        David Chou                            UK
Charles F. Adams                                    Gary W. Chropuvka
Gregory A. Agran                                    Thalia Chryssikou                   Greece
Raanan A. Agus                                      Kent A. Clark                     Canada/USA
Philip S. Armstrong                  UK             Abby Joseph Cohen
Aaron M. Arth                                       Alan M. Cohen
Armen A. Avanessians                                Darren W. Cohen
Dean C. Backer                                      Stephanie E. Cohen
Charles Baillie                                     Gary D. Cohn
Vivek J. Bantwal                                    Colin Coleman                    South Africa
Jennifer A. Barbetta                                Denis P. Coleman III
Steven K. Barg                                      William J. Conley, Jr.
Thomas J. Barrett III                               Kathleen A. Connolly
Steven M. Barry                                     Thomas G. Connolly               Ireland/USA
Stacy Bash-Polley                                   Karen R. Cook                         UK
Gareth W. Bater                      UK             Edith W. Cooper
Gerard M. Beatty                                    Kenneth W. Coquillette
Jonathan A. Beinner                                 Richard N. Cormack                    UK
Heather Bellini                                     Thomas W. Cornacchia
Tracey E. Benford                                   James V. Covello
Philip R. Berlinski             Belgium/USA         Jeffrey R. Currie
Frances R. Bermanzohn                               Michael D. Daffey                 Australia
Robert A. Berry                    UK/USA           John S. Daly                       Ireland
Avanish R. Bhavsar                                  Anne Marie B. Darling
Lloyd C. Blankfein                                  David H. Dase
Vivek Bohra                                         Francois-Xavier de Mallmann   France/Switzerland
Stefan R. Bollinger             Switzerland         Daniel L. Dees
Brian W. Bolster                                    Mark F. Dehnert
Shane M. Bolton                      UK             Massimo Della Ragione               Italy
Robert D. Boroujerdi                                Sara V. Devereux
Jill A. Borst                                       Olaf Diaz-Pintado                   Spain
William C. Bousquette, Jr.                          Joseph P. DiSabato
Sally A. Boyle                       UK             Michele I. Docharty
Michael J. Brandmeyer                               Thomas M. Dowling
Jason H. Brauth                                     Robert Drake-Brockman                 UK
Clarence K. Brenan                                  Iain N. Drayton                       UK
Samuel S. Britton                                   Donald J. Duet
Craig W. Broderick                                  Alessandro Dusi                     Italy
Torrey J. Browder                                   Isabelle Ealet                      France
Steven M. Bunson                                    Kenneth M. Eberts III
Philippe L. Camu                  Belgium           David P. Eisman
Tavis Cannell                    UK/Ireland         Charalampos Eliades                 Greece
Valentino D. Carlotti                               James Ellery                          UK
Anthony H. Carpet                                   Kathleen G. Elsesser
Michael J. Carr                                     Edward A. Emerson                Argentina/UK
Donald J. Casturo                                   James P. Esposito
Sonjoy Chatterjee                  India            Michael P. Esposito
R. Martin Chavez                                    Carl Faker                      France/Lebanon



                                   ITEM 6                                           ITEM 6
           ITEM 1               Citizenship                 ITEM 1               Citizenship
----------------------------   (United States    ----------------------------   (United States
                              unless otherwise                                 unless otherwise
 Names of Reporting Persons      indicated)       Names of Reporting Persons      indicated)
----------------------------  ----------------   ----------------------------  ----------------
Elizabeth C. Fascitelli                          Martin Hintze                     Germany
Stephan J. Feldgoise                             Kenneth L. Hirsch
Patrick J. Fels                                  Kenneth W. Hitchner
Benjamin W. Ferguson                             Todd Hohman
Carlos Fernandez-Aller             Spain         Simon N. Holden                      UK
Jonathan H. Fine                   UK/USA        Dane E. Holmes
Wolfgang Fink                     Germany        Ning Hong                          China
Samuel W. Finkelstein                            Sean C. Hoover
Peter E. Finn                                    Ericka T. Horan
David A. Fishman                                 Shin Horie                         Japan
Elisabeth Fontenelli                             Russell W. Horwitz
Colleen A. Foster                                James P. Houghton                    UK
Sheara J. Fredman                                Pierre Hudry                       France
Matthew T. Fremont-Smith                         Ming Yunn Stephanie Hui         UK/Hong Kong
Christopher G. French                UK          Irfan S. Hussain                  Pakistan
David A. Friedland                               Hidehiro Imatsu                    Japan
Richard A. Friedman                              Timothy J. Ingrassia
Johannes P. Fritze              Germany/USA      William L. Jacob III
Dino Fusco                                       Christian W. Johnston            Australia
Jacques Gabillon                   France        Andrew J. Jonas
Sean J. Gallagher                                Adrian M. Jones                   Ireland
Gonzalo R. Garcia                  Chile         Eric S. Jordan
James R. Garman                      UK          Roy R. Joseph                      Guyana
M. Huntley Garriott, Jr.                         Andrew J. Kaiser
Francesco U. Garzarelli            Italy         Etsuko Kanayama                    Japan
Matthew R. Gibson                                Vijay M. Karnani                   India
Jeffrey M. Gido                                  Alan S. Kava
Gary T. Giglio                                   Kevin G. Kelly
Michelle Gill                                    Christopher Keogh
Nick V. Giovanni                                 Tammy A. Kiely
John L. Glover III                               John J. Kim
Justin G. Gmelich                                Robert C. King, Jr.
Richard J. Gnodde              Ireland/South     Hideki Kinuhata                    Japan
                                   Africa        Shigeki Kiritani                   Japan
Cyril J. Goddeeris                 Canada        Marie Louise Kirk                 Denmark
Jeffrey B. Goldenberg                            Maxim B. Klimov                   Ukraine
Alexander S. Golten                  UK          Edward C. Knight                     UK
Andrew M. Gordon                                 Michael E. Koester
Michael J. Graziano                              J. Christopher A. Kojima         Canada/USA
Bradley J. Gross                   UK/USA        Adam M. Korn
Peter Gross                                      David J. Kostin
Anthony Gutman                     UK/USA        Jorg H. Kukies                    Germany
Elizabeth M. Hammack                             Meena K. Lakdawala
Joanne Hannaford                     UK          Eric S. Lane
Julie A. Harris                                  Nyron Z. Latif
Jan Hatzius                       Germany        Hugh J. Lawson
Edouard Hervey                     France        Scott L. Lebovitz
Matthias Hieber                   Austria        Brian J. Lee
Charles P. Himmelberg                            George C. Lee



                                   ITEM 6                                                ITEM 6
           ITEM 1               Citizenship                      ITEM 1               Citizenship
----------------------------   (United States         -----------------------------  (United States
                              unless otherwise                                      unless otherwise
 Names of Reporting Persons      indicated)            Names of Reporting Persons      indicated)
----------------------------  ----------------        ----------------------------- ----------------
Gregory P. Lee                                        Bryan P. Mix
Ronald Lee                                            Masanori Mochida                  Japan
David A. Lehman                                       Timothy H. Moe                   Ireland
Todd W. Leland                                        Joseph Montesano
Laurent Lellouche                 France              Ricardo Mora
Gregg R. Lemkau                                       Simon P. Morris                     UK
Deborah R. Leone                                      Thomas C. Morrow
Eugene H. Leouzon                 France              Sharmin Mossavar-Rahmani            UK
John R. Levene                      UK                Eric D. Muller
Brian T. Levine                                       Takashi Murata                    Japan
Gwen R. Libstag                                       Marc O. Nachmann
Dirk L. Lievens                  Belgium              Ezra Nahum                      France/USA
Ryan D. Limaye                                        Amol S. Naik                    India/USA
Luca M. Lombardi                  Italy               Manikandan Natarajan              India
Victor M. Lopez-Balboa                                Jyothsna Natauri
Kyriacos Loupis                 Cyprus/USA            Una M. Neary
David B. Ludwig                                       Jeffrey P. Nedelman
Peter J. Lyon                                         Gavin G. O'Connor
Paula B. Madoff                                       Fergal J. O'Driscoll             Ireland
John G. Madsen                                        Gregory G. Olafson                Canada
Raja Mahajan                                          Brett A. Olsher                   UK/USA
John A. Mahoney                                       Jernej Omahen                    Slovenia
Puneet Malhi                        UK                Timothy J. O'Neill
Raghav Maliah                     India               Lisa Opoku
John V. Mallory                                       Peter C. Oppenheimer                UK
Richard M. Manley                   UK                Gerald B. Ouderkirk III
David M. Marcinek                                     Gregory K. Palm
Michael C. J. Marsh                 UK                Konstantinos N. Pantazopoulos     Greece
Sarah Marie Martin                                    James R. Paradise                   UK
Alison J. Mass                                        Paul Gray Parker
Robert A. Mass                                        Francesco Pascuzzi                Italy
Kathy M. Matsui                                       Anthony W. Pasquariello
John J. McCabe                                        Sheila H. Patel
Matthew B. McClure                  UK                Nirubhan Pathmanabhan               UK
Dermot W. McDonogh               Ireland              Jonathan Mark Penkin          UK/South Africa
John J. McGuire, Jr.                                  David B. Philip
John W. McMahon                                       Nicholas W. Phillips                UK
James A. McNamara                                     Richard Phillips                Australia
Richard P. McNeil              Jamaica/USA            Stephen R. Pierce
Avinash Mehrotra                                      Hugh R. Pill                        UK
Ali S. Melli                  Saint Kitts and         Michelle H. Pinggera                UK
                                  Nevis               Kenneth A. Pontarelli
Xavier C. Menguy                  France              Ellen R. Porges
Anthony J. Miller               Australia             Dmitri Potishko                 Australia
David D. Miller                                       Dina Powell
Milton R. Millman III                                 Gilberto Pozzi                    Italy
Christopher Milner                  UK                Robert Pulford                      UK
Christina P. Minnis                                   John J. Rafter                   Ireland
Kayhan Mirza                      Canada              Sumit Rajpal



                                   ITEM 6                                                ITEM 6
           ITEM 1               Citizenship                      ITEM 1               Citizenship
----------------------------   (United States         ----------------------------   (United States
                              unless otherwise                                      unless otherwise
 Names of Reporting Persons      indicated)            Names of Reporting Persons      indicated)
----------------------------  ----------------        ----------------------------  ----------------
Richard N. Ramsden                  UK                Sarah E. Smith                       UK
Andrew K. Rennie               Australia/UK           David M. Solomon
James H. Reynolds                 France              Mark R. Sorrell                      UK
Sean D. Rice                                          Christoph W. Stanger              Austria
Kate D. Richdale                    UK                Esta E. Stecher
Michael J. Richman                                    Laurence Stein                     South
                                                                                       Africa/USA
Francois J. Rigou                 France              Kevin M. Sterling
Michael Rimland                                       John D. Storey                   Australia
Scott M. Rofey                                        Patrick M. Street                    UK
John F. W. Rogers                                     Steven H. Strongin
Scott A. Romanoff                                     Joseph Struzziery III
Johannes Rombouts             The Netherlands         Umesh Subramanian                  India
Michael E. Ronen              Germany/Israel          Ram K. Sundaram                    India
Simon A. Rothery                Australia             Damian E. Sutcliffe                UK/USA
Jami Rubin                                            Robert J. Sweeney
Peter C. Russell                                      Michael S. Swell
Paul M. Russo                                         Joseph D. Swift
Colin J. Ryan                    Ireland              Gene T. Sykes
Ankur A. Sahu                     India               Harit Talwar
Guy E. Saidenberg                 France              Jeremy Taylor
Pablo J. Salame                                       Megan M. Taylor
Julian Salisbury                    UK                Thomas D. Teles
Luke A. Sarsfield III                                 Pawan Tewari
Adam H. Savarese                                      Ryan J. Thall
Susan J. Scher                                        Ben W. Thorpe                        UK
Stephen M. Scherr                                     Oliver Thym                       Germany
Clare R. Scherrer                                     Joseph K. Todd
Joshua S. Schiffrin                                   Klaus B. Toft                     Denmark
Jeffrey W. Schroeder                                  Hiroyuki Tomokiyo                  Japan
Harvey M. Schwartz                                    Thomas Tormey
Mark Schwartz                                         Frederick Towfigh
David A. Schwimmer                                    Kenro Tsutsumi                     Japan
Stephen B. Scobie                   UK                Richard J. Tufft                     UK
John A. Sebastian                                     Eiji Ueda                          Japan
Peter D. Selman                     UK                Toshihiko Umetani                  Japan
Gaurav Seth                       India               Mark A. Van Wyk
Kunal K. Shah                       UK                Jonathan R. Vanica
Konstantin A. Shakhnovich                             Ashok Varadhan
Heather K. Shemilt                Canada              John J. Vaske
Michael S. Sherwood                 UK                Christoph Vedral                  Germany
Michael H. Siegel                                     Andrea Vella                       Italy
Richard L. Siewert, Jr.                               Philip J. Venables                 UK/USA
Suhail A. Sikhtian                                    Rajesh Venkataramani
Jason E. Silvers                                      Simone Verri                       Italy
Gavin Simms                         UK                Matthew P. Verrochi
Michael L. Simpson                                    Jeffrey L. Verschleiser
Kristin O. Smith                                      Robin A. Vince                     UK/USA
Marshall Smith                                        Alejandro Vollbrechthausen         Mexico
Michael Smith                   Australia             John E. Waldron



                                   ITEM 6                                                ITEM 6
           ITEM 1               Citizenship                      ITEM 1               Citizenship
----------------------------   (United States         ----------------------------   (United States
                              unless otherwise                                      unless otherwise
 Names of Reporting Persons      indicated)            Names of Reporting Persons      indicated)
----------------------------  ----------------        ----------------------------  ----------------
Simon R. Watson                      UK               Denise A. Wyllie                    UK
Toby C. Watson                       UK               Yoshihiko Yano                    Japan
Martin M. Werner                   Mexico             Shinichi Yokote                   Japan
Owen O. West                                          W. Thomas York, Jr.
Ronnie A. Wexler                                      Wassim G. Younan                Lebanon/UK
Elisha Wiesel                                         Xiaoyin Zhang                 China/Hong Kong
David D. Wildermuth                                   Xing Zhang                        China
John S. Willian                                       Han Song Zhu                      China
Andrew F. Wilson                New Zealand           Adam J. Zotkow
Steve Windsor                        UK
Andrew E. Wolff

         This Amendment No. 92 to a Statement on Schedule 13D amends and restates in its entirety such Schedule 13D (as so amended and restated, this "Schedule"). This Amendment No. 92 is being filed primarily because the number of shares of Common Stock (as defined in Item 1 below) beneficially owned by Covered Persons (as defined in Item 2 below) has decreased by an amount in excess of one percent of the total number of shares of Common Stock outstanding.

ITEM 1.  Security and Issuer

         This Schedule relates to the Common Stock, par value $.01 per share (the "Common Stock"), of The Goldman Sachs Group, Inc. ("GS Inc."), a Delaware corporation. The address of the principal executive offices of GS Inc. is 200 West Street, New York, New York 10282.

ITEM 2.  Identity and Background

         (a), (b), (c), (f) The cover page to this Schedule and Appendix A hereto contain the names of the individuals ("Covered Persons") who are parties to an Amended and Restated Shareholders' Agreement, originally dated as of May 7, 1999 and amended and restated effective as of January 15, 2015 (as amended from time to time, the "Shareholders' Agreement"). This filing is being made on behalf of all of the Covered Persons, and their agreement that this filing may be so made is contained in the Shareholders' Agreement.

         Appendix A hereto also provides the citizenship of each Covered Person. Each Covered Person is a current or former Participating Managing Director (as defined in Item 6 below) of GS Inc. or one of its affiliates. GS Inc. is a global investment banking, securities and investment management firm. The business address of each Covered Person for purposes of this Schedule is 200 West Street, New York, New York 10282.

         (d), (e) During the last five years no Covered Person has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or has been a party to a civil proceeding or a judicial or administrative body of competent jurisdiction resulting in such Covered Person being subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

ITEM 3.  Source and Amount of Funds or Other Consideration

         The Covered Persons have acquired and will acquire shares of Common Stock in the following manners: (i) the former profit participating limited partners active in the business of The Goldman Sachs Group, L.P. ("Group L.P.") (the "IPO PMDs") acquired certain shares of Common Stock in exchange for their interests in Group L.P. and certain of its affiliates and investee corporations; (ii) the former owners (the "Acquisition Covered Persons") of Hull and Associates, L.L.C. ("Hull") and Goldman Sachs & Partners Australia Group Holdings Pty Ltd ("GS&PA") acquired certain shares of Common Stock in exchange for their interests in Hull and GS&PA, respectively; and (iii) certain Covered Persons have acquired and will acquire beneficial ownership of certain shares of Common Stock in connection with GS Inc.'s initial public offering and/or pursuant to GS Inc.'s employee compensation, benefit or similar plans.

         Covered Persons may from time to time acquire shares of Common Stock for investment purposes. Such Common Stock may be acquired with personal funds of or funds borrowed by such Covered Person.

ITEM 4.  Purpose of Transactions

         The Covered Persons, other than the Acquisition Covered Persons, acquired certain shares of Common Stock in connection with the succession of GS Inc. to the business of Group L.P. and GS Inc.'s initial public offering and/or through certain employee compensation, benefit or similar plans of GS Inc. The Acquisition Covered Persons acquired certain shares of Common Stock in connection with the acquisition by GS Inc. of Hull or GS&PA, as applicable, and through certain employee compensation, benefit or similar plans of GS Inc.

         Covered Persons may from time to time acquire shares of Common Stock for investment purposes. Except as described herein and in Annex A and except for the acquisition by Covered Persons of Common Stock pursuant to employee compensation, benefit or similar plans of GS Inc. in the future or as described above, none of the Covered Persons has any plans or proposals which relate to or would result in the acquisition of additional Common Stock by them or any of the other events described in Item 4(a) through 4(j).

         Each Covered Person is expected to evaluate on an ongoing basis GS Inc.'s financial condition and prospects and his or her interests in and with respect to GS Inc. Accordingly, each Covered Person may change his or her plans and intentions at any time and from time to time. In particular, each Covered Person may at any time and from time to time acquire or dispose of shares of Common Stock.

ITEM 5.  Interest in Securities of the Issuer

         (a) Rows (11) and (13) of the cover page to this Schedule and Appendix A are hereby incorporated by reference. Each Covered Person hereby disclaims beneficial ownership of any shares of Common Stock held by any other Covered Person. Except as described in Annex B, none of the shares of Common Stock reported in rows (11) and (13) of the cover page to this Schedule and Appendix
A are shares as to which there is a right to acquire exercisable within 60 days.

         (b) Rows (7) through (10) of the cover page to this Schedule set forth for each Covered Person: the percentage range of Voting Shares, Shared Ownership Shares, Sixty Day Shares and Other Shares (each as defined on the cover page hereof) as to which there is sole power to vote or direct the vote or to dispose or direct the disposition or shared power to vote or direct the vote or to dispose or direct the disposition. The power to vote Voting Shares by Covered Persons is shared with each other Covered Person, as described below in response to Item 6. Each Covered Person hereby disclaims beneficial ownership of any shares of Common Stock held by any other Covered Person.

         (c) Except as described in Annex C or previously reported on Schedule 13D, no Covered Person has effected any transactions in Common Stock in the 60 days preceding November 9, 2016.

         (d), (e) Not applicable.

ITEM 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

         Each Covered Person listed on the cover page to this Schedule and Appendix A hereto is a party to the Shareholders' Agreement. The Shareholders' Agreement and forms of the Counterparts to the Shareholders' Agreement are filed as Exhibits to this Schedule, and the following summary of the terms of the Shareholders' Agreement is qualified in its entirety by reference thereto. References to the "board of directors" are to the board of directors of GS Inc.

         The Covered Persons under the Shareholders' Agreement include all Managing Directors of GS Inc. who participate in the GS Inc. Partner Compensation Plan or Restricted Partner Compensation Plan (each as defined in the Shareholders' Agreement) or any other employee benefit plan specified by the Shareholders' Committee described below under "Information Regarding the Shareholders' Committee" (the "Participating Managing Directors").

         The "Voting Shares" include all of the shares of Common Stock of which a Covered Person (or, in approved cases, his or her spouse or domestic partner) is the sole beneficial owner (excluding shares of Common Stock held by the trust underlying The Goldman Sachs 401(k) Plan). The interest of a spouse or domestic partner in a joint account, an economic interest of GS Inc. as pledgee, and the interest of certain persons in approved estate planning vehicles will be disregarded for the purposes of determining whether a Covered Person is the sole beneficial owner of shares of Common Stock.

TRANSFER RESTRICTIONS

         Each Covered Person has agreed in the Shareholders' Agreement, among other things, to retain sole beneficial ownership of a number of shares of Common Stock at least equal to 25% of such Covered Person's Covered Shares (as defined below); provided, that with respect to 2009 year-end equity awards granted in accordance with the equity deferral table approved by the board of directors or its Compensation Committee, such number shall equal 30% of the Covered Shares relating thereto (the "General Transfer Restrictions"). Effective January 15, 2015 (the "Effective Date"), in connection with GS Inc.'s implementation of stock ownership guidelines (the "Guidelines") for its senior executive officers, the transfer restrictions in the Shareholders' Agreement applicable to certain senior officers designated by the Shareholders' Committee (the "Special Transfer Restrictions" and, together with the General Transfer Restrictions, the "Transfer Restrictions") were amended to require such officers to retain sole beneficial ownership of a number of shares of Common Stock at least equal to 50% of the increase (or, if such Covered Person is then the chief executive officer of GS Inc., 75% of the increase) in Covered Shares received by or delivered to such Covered Person following the Effective Date. The prior Special Transfer Restrictions, which required each senior officer to retain 75% of his or her Covered Shares, will continue to apply to deliveries made prior to the Effective Date. The Guidelines require that the Corporation's chief executive officer hold shares of common stock equal to 10 times his or her base salary and each other senior executive officer hold shares of common stock equal to 6 times his or her base salary. The same shares may be used to satisfy the Guidelines, the Special Transfer Restrictions and the General Transfer Restrictions. The Transfer Restrictions applicable to a Covered Person terminate upon the death of the Covered Person. Shares beneficially owned by a Covered Person through certain approved estate planning vehicles established by Covered Persons or, as applicable, by the Covered Person's spouse or domestic partner are generally deemed to count toward the satisfaction of the Transfer Restrictions.

         For these purposes, "Covered Shares," with respect to a Covered Person, will be recalculated each time the Covered Person receives Common Stock underlying an award of restricted stock units, exercises a stock option (not including, in each case, awards in connection with GS Inc.'s initial public offering) or receives an award of restricted stock. The calculation of Covered Shares will include the gross number of shares underlying such restricted stock units or stock options or the gross number of shares of restricted stock, in each case less (i) a number of shares determined by reference to tax rates specified by the Shareholders' Committee and (ii) the number of shares necessary to cover the option exercise price, if applicable (all as calculated pursuant to a formula set out in the Shareholders' Agreement). The calculation of Covered Shares will only take into account awards that occurred after the Covered Person became a Participating Managing Director. The Shareholders' Committee has the power to determine, and has determined from time to time in particular situations, whether restricted stock or shares of Common Stock delivered pursuant to restricted stock units or stock options are deemed "Covered Shares."

WAIVERS

         The Shareholders' Committee has the power to waive, and has waived, the Transfer Restrictions from time to time to permit Covered Persons to transfer Common Stock in particular situations (such as transfers to family members, partnerships or trusts), but not generally. The Shareholders' Committee also has the power to waive the Transfer Restriction to permit Covered Persons to: participate as sellers in underwritten public offerings of, and stock repurchase programs and tender and exchange offers by GS Inc. for, Common Stock; transfer Common Stock to charities, including charitable foundations; and transfer Common Stock held in employee benefit plans. Taking into account the Shareholders' Committee's waivers and determinations regarding Covered Shares to date, 7,811,394 shares of Common Stock are subject to the Transfer Restrictions as of November 9, 2016.

         In the case of a third-party tender or exchange offer, the Transfer Restrictions may be waived or terminated: if the board of directors is recommending acceptance or is not making any recommendation with respect to acceptance of the tender or exchange offer, by a majority of the outstanding Covered Shares; or if the board of directors is recommending rejection of the tender or exchange offer, by 66 2/3% of the outstanding Covered Shares.

         In the case of a tender or exchange offer by GS Inc., a majority of the outstanding Covered Shares may also waive or terminate the Transfer Restrictions.

VOTING

         Prior to any vote of the shareholders of GS Inc., the Shareholders' Agreement requires a separate, preliminary vote of substantially all Voting Shares on each matter upon which a vote of the shareholders is proposed to be taken (the "Preliminary Vote"). Each Voting Share will be voted in accordance with the majority of the votes cast by the Voting Shares in the Preliminary Vote. In elections of directors, each Voting Share will be voted in favor of the election of those persons, equal in number to the number of such positions to be filled, receiving the highest numbers of votes cast by the Voting Shares in the Preliminary Vote.

OTHER RESTRICTIONS

         The Shareholders' Agreement also prohibits Covered Persons from engaging in certain activities relating to any securities of GS Inc. with any person who is not a Covered Person or a director, officer or employee of GS Inc. ("Restricted Persons"). Among other things, a Covered Person may not: participate in a proxy solicitation to or with a Restricted Person; deposit any shares of Common Stock in a voting trust or subject any shares of Common Stock to any voting agreement or arrangement that includes any Restricted Person; form, join or in any way participate in a "group" with any Restricted Person; or together with any Restricted Person, propose certain transactions with GS Inc. or seek the removal of any directors of GS Inc. or any change in the composition of the board of directors.

TERM, AMENDMENT AND CONTINUATION

         The Shareholders' Agreement is to continue in effect until the earlier of January 1, 2050 and the time it is terminated by the vote of 66 2/3% of the outstanding Covered Shares. The Shareholders' Agreement may generally be amended at any time by a majority of the outstanding Covered Shares.

         Unless otherwise terminated, in the event of any transaction in which a third party succeeds to the business of GS Inc. and in which Covered Persons hold securities of the third party, the Shareholders' Agreement will remain in full force and effect as to the securities of the third party, and the third party shall succeed to the rights and obligations of GS Inc. under the Shareholders' Agreement.

INFORMATION REGARDING THE SHAREHOLDERS' COMMITTEE

         The Shareholders' Committee constituted pursuant to the Shareholders' Agreement (the "Shareholders' Committee") shall at any time consist of each of those individuals who are both Covered Persons and members of the board of directors and who agree to serve as members of the Shareholders' Committee. If there are less than three individuals who are both Covered Persons and members of the board of directors and who agree to serve as members of the Shareholders' Committee, the Shareholders' Committee shall consist of each such individual plus such additional individuals who are Covered Persons and who are selected pursuant to procedures established by the Shareholders' Committee as shall assure a Shareholders' Committee of not less than three members who are Covered Persons. Currently, Lloyd C. Blankfein, Gary D. Cohn and Harvey M. Schwartz are the members of the Shareholders' Committee.

EMPLOYEE BENEFIT PLAN TRANSFER RESTRICTIONS

         Shares of Common Stock delivered to Covered Persons pursuant to certain GS Inc. employee compensation plans and arrangements are subject to restrictions on transfer. These restrictions lapse at various times depending on the terms of the grant or award.

REGISTRATION RIGHTS INSTRUMENT FOR FORMER EMPLOYEE MANAGING DIRECTORS

         In connection with the sale by certain Covered Persons (the "Former Employee Managing Directors") of shares of Common Stock acquired from GS Inc. pursuant to the terms of restricted stock units, GS Inc. entered into a Supplemental Registration Rights Instrument, dated as of June 19, 2000 (the "EMD Supplement"), which supplements the Registration Rights Instrument, dated as of December 10, 1999 (the "Registration Rights Instrument"). The following is a description of the Registration Rights Instrument, as supplemented by the EMD Supplement. The Registration Rights Instrument and the EMD Supplement are filed as Exhibits to this Schedule, and the following summary of these agreements is qualified in its entirety by reference thereto.

         Pursuant to the Registration Rights Instrument and the EMD Supplement, GS Inc. has agreed to pay all of the fees and expenses relating to the registered offering of shares of Common Stock held by the Former Employee Managing Directors, other than any agency fees and commissions or underwriting commissions or discounts or any transfer taxes incurred by the Former Employee Managing Directors in connection with the sales. GS Inc. also has agreed to indemnify the Former Employee Managing Directors against certain liabilities, including those arising under the Securities Act.

DERIVATIVE INSTRUMENTS

         Certain Covered Persons have entered into derivative transactions with regard to shares of Common Stock as described in Annex D.

Material to be Filed as Exhibits

Exhibit                              Description
------- ----------------------------------------------------------------------

   A. Registration Rights Instrument, dated as of December 10, 1999 (incorporated by reference to Exhibit G to Amendment No. 1 to the Initial Schedule 13D, filed December 17, 1999 (File No. 005-56295)).

   B. Form of Counterpart to Shareholders' Agreement for former profit participating limited partners of The Goldman Sachs Group, L.P. (incorporated by reference to Exhibit I to Amendment No. 2 to the Initial Schedule 13D, filed June 21, 2000 (File No. 005-56295)).

   C. Form of Counterpart to Shareholders' Agreement for non-U.S. corporations (incorporated by reference to Exhibit L to Amendment No. 3 to the Initial Schedule 13D, filed June 30, 2000 (File No. 005-56295)).

   D. Form of Counterpart to Shareholders' Agreement for non-U.S. trusts (incorporated by reference to Exhibit M to Amendment No. 3 to the Initial Schedule 13D, filed June 30, 2000 (File No. 005-56295)).

   E. Supplemental Registration Rights Instrument, dated as of June 19, 2000 (incorporated by reference to Exhibit R to Amendment No. 5 to the Initial Schedule 13D, filed August 2, 2000 (File No. 005-56295)).

   F. Power of Attorney (incorporated by reference to Exhibit F to Amendment No. 91 to the Initial Schedule 13D, filed February 9, 2016 (File No. 005-56295)).

   G. Form of Written Consent Relating to Sale and Purchase of Common Stock (incorporated by reference to Exhibit FF to Amendment No. 35 to the Initial Schedule 13D, filed January 8, 2003 (File No. 005-56295)).

   H. Amended and Restated Shareholders' Agreement, effective as of January 15, 2015 (incorporated by reference to Exhibit 10.6 to GS Inc.'s Annual Report on Form 10-K for the fiscal year ended December 31, 2014 (File No. 001-14965)).

                                                                        ANNEX A

ITEM 4.       PLANNED DISPOSITION OF SECURITIES OF THE ISSUER BY COVERED
              PERSONS.

As of November 23, 2016, one or more Covered Persons are parties to sales plans intended to comply with Rule 10b5-1 under the Securities Exchange Act of 1934, as amended, pursuant to which such Covered Person(s) may in the future sell up to 25,000 Covered Shares in the aggregate.

                                                                        ANNEX B

ITEM 5(A). DESCRIPTION OF SHARES AS TO WHICH THERE IS A RIGHT TO ACQUIRE EXERCISABLE WITHIN 60 DAYS.

An aggregate of 6,511,114 shares of Common Stock are deliverable to Covered Persons upon the exercise of stock options that have vested and are exercisable.

The share amount given above includes the gross number of shares of Common Stock underlying these options, and these shares are included in the aggregate number of shares beneficially owned by the Covered Persons under Rule 13d-3(d)(1) because they represent a right to acquire beneficial ownership within 60 days of November 9, 2016. Upon exercise of stock options, a net amount of shares will be actually delivered to the Covered Person, with some shares withheld for tax payments, to fund the option strike price or for other reasons. The net shares delivered to the Covered Person will continue to be included in the aggregate number of shares beneficially owned by the Covered Persons. The withheld shares will cease to be beneficially owned by any Covered Person, and will no longer be included in the aggregate number of shares beneficially owned by Covered Persons.

Prior to delivery, the shares are included in Sixty Day Shares because the Covered Persons do not have the right to vote the shares. Upon delivery, the shares become Voting Shares.

                                                                        ANNEX C

ITEM 5(C). DESCRIPTION OF ALL TRANSACTIONS IN THE COMMON STOCK EFFECTED BY COVERED PERSONS IN THE PAST 60 DAYS AND NOT PREVIOUSLY REPORTED ON SCHEDULE 13D.

The following sales of Voting Shares were made by the following Covered Persons through one or more subsidiaries of GS Inc. for cash on the New York Stock Exchange or by delivery to counterparties upon settlement of derivative transactions:

                                                               Price Per Share
Covered Person                  Trade Date    Number of Shares     (in $)
--------------               ---------------- ---------------- ---------------
Vivek J. Bantwal             October 19, 2016       2,280         175.2200
Jennifer A. Barbetta         October 19, 2016         937         175.0592
Steven K. Barg               October 19, 2016         500         173.5000
Denis P. Coleman III         October 19, 2016       7,375         174.8102
David A. Fishman             October 19, 2016         387         175.2200
David A. Fishman             October 19, 2016         700         175.2100
Michael J. Graziano          October 19, 2016         300         160.0000
Irfan S. Hussain             October 19, 2016       1,443         174.3680
William L. Jacob III         October 19, 2016       3,994         175.0218
Christopher Keogh            October 19, 2016         200         174.7700
David B. Ludwig              October 19, 2016         100         175.2200
Matthew B. McClure           October 19, 2016       1,410         174.6594
Marc O. Nachmann*            October 19, 2016         100         160.0000
Kate D. Richdale             October 19, 2016      15,685         174.8968
Scott M. Rofey               October 19, 2016         185         175.1700
Scott M. Rofey               October 19, 2016         203         175.2000
Scott M. Rofey               October 19, 2016         297         175.1900
Joshua S. Schiffrin          October 19, 2016       5,400         175.2807
Jason E. Silvers             October 19, 2016         718         175.2161
Michael Smith                October 19, 2016         452         173.5000
Simone Verri                 October 19, 2016       3,927         174.7079
John E. Waldron              October 19, 2016       5,000         174.9470
Toby C. Watson               October 19, 2016       3,000         173.5017
David D. Wildermuth          October 19, 2016         500         175.1880
Fadi Abuali*                 October 20, 2016       1,500         174.7027
Abby Joseph Cohen*           October 20, 2016         500         174.6240
Anthony J. Miller            October 20, 2016       8,784         174.7458
John J. Vaske                October 20, 2016       2,000         174.8410
John E. Waldron              October 20, 2016       3,600         174.7721
Gary W. Chropuvka            October 21, 2016         646         174.0808
Francois-Xavier De Mallmann  October 21, 2016       1,000         170.0000
Patrick J. Fels              October 21, 2016       1,300         170.0000
Michael J. Graziano          October 21, 2016       6,100         160.0000
John J. Kim                  October 21, 2016       4,000         170.0000
Luca M. Lombardi             October 21, 2016       1,500         170.0000
Avinash Mehrotra             October 21, 2016       2,500         170.0000
Marc O. Nachmann             October 21, 2016       1,000         155.0000
Marc O. Nachmann*            October 21, 2016       1,000         155.0000
Marc O. Nachmann*            October 21, 2016       1,900         160.0000
Marc O. Nachmann*            October 21, 2016       1,900         165.0000
Dmitri Potishko              October 21, 2016      10,000         170.0000
Paul M. Russo*               October 21, 2016      13,500         170.0000

                                                                Price Per Share
Covered Person                   Trade Date    Number of Shares     (in $)
--------------                ---------------- ---------------- ---------------
Michael H. Siegel             October 21, 2016              900        150.0000
Andrea Vella                  October 21, 2016           17,900        165.0000
Andrea Vella                  October 21, 2016           30,000        170.0000
Fadi Abuali*                  October 24, 2016            1,000        175.5000
Tracey E. Benford             October 24, 2016            6,329        175.2591
Samuel S. Britton             October 24, 2016           10,033        175.4677
Abby Joseph Cohen*            October 24, 2016            1,000        175.2270
Alexander S. Golten           October 24, 2016              200        175.1600
David B. Philip               October 24, 2016            6,000        175.0138
Susan J. Scher                October 24, 2016            4,000        175.5000
Harit Talwar                  October 24, 2016            2,926        174.8430
Ashok Varadhan                October 24, 2016           23,000        175.5000
Denise A. Wyllie              October 24, 2016            3,377        175.5000
Ronald Lee*                   October 25, 2016              944        174.8944
James H. Reynolds             October 25, 2016              497        175.2000
Matthew T. Fremont-Smith      October 26, 2016            1,207        177.1341
Matthew T. Fremont-Smith*     October 26, 2016              737        177.1627
Brian J. Lee                  October 26, 2016              276        176.6300
Brian J. Lee                  October 26, 2016              478        176.6000
Brian J. Lee                  October 26, 2016              500        176.6400
Luca M. Lombardi              October 26, 2016            1,000        176.0000
John E. Waldron               October 26, 2016            8,500        175.0083
Isabelle Ealet                October 27, 2016            1,000        177.0850
Isabelle Ealet                October 27, 2016            1,000        178.0000
Jeffrey B. Goldenberg         October 27, 2016            5,000        177.5329
Jeffrey B. Goldenberg         October 27, 2016            5,000        178.5500
M. Huntley Garriott, Jr.      October 28, 2016              555        177.3510
M. Huntley Garriott, Jr.      October 28, 2016            1,410        177.3914
Ricardo Mora                  October 28, 2016            5,047        177.0500
Pablo J. Salame*              October 28, 2016           10,000        177.3841
Pablo J. Salame*              October 28, 2016           10,000        177.4233
David P. Eisman               October 31, 2016              596        178.1433
David P. Eisman*              October 31, 2016            1,160        178.0000
Alexander S. Golten           October 31, 2016              200        178.2800
Toby C. Watson                October 31, 2016            3,441        177.7137
Abby Joseph Cohen*            November 1, 2016            1,000        178.5870
Christopher G. French         November 1, 2016              961        178.9040
James H. Reynolds             November 1, 2016            1,056        179.0000
George C. Lee                 November 2, 2016            4,934        177.0700
Luca M. Lombardi              November 2, 2016            2,000        177.0000
David M. Marcinek             November 2, 2016              850        176.8276
Sheila H. Patel               November 3, 2016              845        176.8807
Pablo J. Salame*              November 3, 2016           10,000        177.4149
Kenro Tsutsumi                November 4, 2016            3,445        176.3500
John J. Vaske                 November 4, 2016            1,500        177.1847
Rajesh Venkataramani          November 4, 2016              200        177.2000
Fadi Abuali*                  November 7, 2016              500        179.0800
Armen A. Avanessians*         November 7, 2016           15,691        181.0825
Alan M. Cohen                 November 7, 2016            5,000        181.1881
Jonathan H. Fine              November 7, 2016            1,380        181.0000
Charles P. Himmelberg         November 7, 2016              427        180.8230
Dane E. Holmes                November 7, 2016              200        180.8500
Dane E. Holmes                November 7, 2016              203        180.8400

                                                                Price Per Share
Covered Person                   Trade Date    Number of Shares     (in $)
--------------                ---------------- ---------------- ---------------
Dane E. Holmes                November 7, 2016              460        180.8300
Dane E. Holmes                November 7, 2016              558        180.8800
Brian J. Lee*                 November 7, 2016            3,740        180.0188
Dirk L. Lievens               November 7, 2016            1,500        180.2016
Dirk L. Lievens               November 7, 2016            2,000        180.2595
Peter J. Lyon                 November 7, 2016            6,921        180.0000
John V. Mallory               November 7, 2016            2,800        181.0234
Christina P. Minnis           November 7, 2016            9,758        180.7312
Peter C. Oppenheimer          November 7, 2016              528        180.0000
David B. Philip               November 7, 2016            5,413        180.0688
Luke A. Sarsfield III         November 7, 2016            1,361        180.8896
Sarah E. Smith*               November 7, 2016            2,664        180.0000
Michael L. Simpson            November 7, 2016            1,666        180.9433
John J. Vaske                 November 7, 2016            1,000        180.8770
Robin A. Vince                November 7, 2016            1,160        180.7099
Robin A. Vince                November 7, 2016            1,840        180.7817
Robin A. Vince*               November 7, 2016            1,000        180.8700
Andrew E. Wolff               November 7, 2016            1,500        179.5000
Andrew E. Wolff               November 7, 2016            1,500        181.0000
Fadi Abuali*                  November 8, 2016              500        181.0130
Thomas M. Dowling             November 8, 2016            3,591        180.2200
Thomas M. Dowling*            November 8, 2016            4,712        180.2200
Sheara J. Fredman             November 8, 2016              841        180.4283
James R. Garman               November 8, 2016            3,102        180.2200
Scott L. Lebovitz             November 8, 2016              500        182.2620
Gwen R. Libstag*              November 8, 2016            2,900        181.0000
Michelle H. Pinggera          November 8, 2016            1,000        181.9418
Michael Smith                 November 8, 2016              300        180.2200
Andrew E. Wolff               November 8, 2016            1,000        182.2960
Paul R. Aaron                 November 9, 2016            1,345        188.2468
Charles F. Adams*             November 9, 2016              192        188.7952
Torrey J. Browder             November 9, 2016              303        192.5000
Torrey J. Browder             November 9, 2016              973        192.4600
Kent A. Clark                 November 9, 2016            3,569        192.4584
Abby Joseph Cohen             November 9, 2016            1,000        187.7187
Abby Joseph Cohen             November 9, 2016            1,000        191.3400
Abby Joseph Cohen*            November 9, 2016            1,000        186.2000
Alan M. Cohen                 November 9, 2016            5,000        189.7526
Thomas G. Connolly            November 9, 2016            5,854        191.0010
Justin F. Gmelich*            November 9, 2016           30,000        185.7817
Alexander S. Golten           November 9, 2016              200        187.5700
Matthias Hieber               November 9, 2016              500        187.2960
Matthias Hieber               November 9, 2016              715        188.0898
Martin Hintze                 November 9, 2016              338        188.1011
Martin Hintze                 November 9, 2016            1,347        188.1796
Kenneth L. Hirsch*            November 9, 2016            2,000        192.5370
Simon N. Holden               November 9, 2016            2,000        192.7840
Adrian M. Jones               November 9, 2016            2,595        192.8102
Michael E. Koester            November 9, 2016            4,000        192.9832
Deborah R. Leone              November 9, 2016            1,828        192.7295
Gwen R. Libstag*              November 9, 2016            1,350        185.0000
Gwen R. Libstag*              November 9, 2016            1,350        190.0000
Dirk L. Lievens               November 9, 2016              832        192.8512

                                                                Price Per Share
Covered Person                   Trade Date    Number of Shares     (in $)
--------------                ---------------- ---------------- ---------------
Luca M. Lombardi              November 9, 2016            1,000        187.0000
David M. Marcinek             November 9, 2016              800        186.3050
John J. McGuire, Jr.          November 9, 2016               52        185.2600
John J. McGuire, Jr.*         November 9, 2016               41        186.0900
John J. McGuire, Jr.*         November 9, 2016               42        185.9800
Simon P. Morris               November 9, 2016            4,466        191.3063
Jernej Omahen                 November 9, 2016              500        186.7800
Jernej Omahen                 November 9, 2016            1,000        186.3510
Jernej Omahen                 November 9, 2016            3,329        185.0128
Michelle H. Pinggera          November 9, 2016            1,000        185.0000
Kenneth A. Pontarelli         November 9, 2016            5,000        192.2335
Pablo J. Salame               November 9, 2016            5,000        187.5296
Clare R. Scherrer             November 9, 2016           10,000        192.6068
Marshall Smith                November 9, 2016            1,000        188.5700
John J. Vaske                 November 9, 2016              500        186.7460
Robin A. Vince                November 9, 2016            2,000        187.0000
Elisha Wiesel                 November 9, 2016            1,050        192.3262
Andrew E. Wolff               November 9, 2016            3,000        188.1089
Andrew E. Wolff               November 9, 2016            3,000        191.8980

* This transaction was conducted through an estate planning entity or private charitable foundation and relates to Other Shares.

The following charitable contributions and other transfers of shares in transactions for which no consideration was received were made by the following Covered Person:

                                                                Acquisition or
Covered Person                 Transfer Date   Number of Shares  Disposition
--------------                ---------------- ---------------- --------------
Gregory P. Lee                October 19, 2016               58    Disposition
Anthony H. Carpet             October 21, 2016            1,440    Disposition
George C. Lee                 October 24, 2016            1,428    Disposition
Gary D. Cohn                  October 25, 2016            2,853    Disposition
Gary D. Cohn                  October 25, 2016            5,705    Disposition
Gregory P. Lee                October 25, 2016               87    Disposition
David M. Marcinek             November 7, 2016              555    Disposition
Charles P. Himmelberg         November 9, 2016              585    Disposition

The following cashless exercises of stock options were effected by the following Covered Persons, with the indicated number of underlying shares withheld by the Company to satisfy the exercise price and, in certain cases, applicable taxes, and the indicated number of underlying shares sold through Fidelity Brokerage Services LLC for cash on the New York Stock Exchange:

                                                Number  Strike Number of  Sales   Number of
                                                  of    Price   Shares    Price    Shares
       Covered Person          Date of Exercise Options (in $) Withheld   (in $)    Sold
       --------------          ---------------- ------- ------ --------- -------- ---------
William L. Jacob III           October 19, 2016   1,660  78.78     1,262 174.8378       398
Christopher Milner             October 19, 2016   5,500  78.78     3,916 174.8378     1,188
Shinichi Yokote                October 19, 2016   4,314  78.78     3,047 174.8378     1,267
Shinichi Yokote                October 19, 2016   9,686  78.78     6,840 174.8378     2,846
Dean C. Backer                 October 20, 2016  12,500  78.78     9,471 174.6995     3,029
Christopher Milner             October 20, 2016   5,500  78.78     3,901 174.6995     1,199
Heather K. Shemilt             October 20, 2016  10,000  78.78     7,577 174.6995     2,423
Christoph W. Stanger           October 20, 2016   3,000  78.78     2,128 174.6995       872
Steve Windsor                  October 20, 2016  35,726  78.78    25,340 174.6995     8,714
Christopher Milner             October 21, 2016   5,500  78.78     3,901 174.1520     1,199
Christoph W. Stanger           October 24, 2016   1,000  78.78       710 175.2076       290
Christopher Milner             October 25, 2016   5,500  78.78     3,897 175.4631     1,202
Christoph W. Stanger           October 25, 2016   1,030  78.78       730 175.4631       300
John W. McMahon                October 26, 2016  15,000  78.78    10,996 176.2248     4,004
Christopher Milner             October 26, 2016   5,500  78.78     3,894 176.2248     1,205
Christopher Milner             October 27, 2016   5,454  78.78     3,850 177.5955     1,203
Gene T. Sykes                  October 27, 2016  10,000  78.78     7,342 177.5955     2,658
John E. Waldron                October 27, 2016  16,320  78.78    12,232 177.5955     4,088
Richard N. Ramsden             October 31, 2016  11,800  78.78     8,197 178.0372     3,603
Anthony H. Carpet              November 1, 2016   5,638  78.78     4,249 178.2759     1,389
John S. Willian                November 1, 2016  10,000  78.78     7,298 178.2759     2,702
Carl Faker                     November 2, 2016  30,486  78.78    21,478 176.8203     9,008
Gene T. Sykes                  November 2, 2016  10,000  78.78     7,330 176.8203     2,670
John S. Willian                November 3, 2016  10,000  78.78     7,318 176.9920     2,682
Jeffrey B. Goldenberg          November 4, 2016  10,062  78.78     7,368 176.2909     2,694

                                                                        ANNEX D

ITEM 6.       DESCRIPTION OF POSITIONS IN DERIVATIVE INSTRUMENTS OF COVERED
              PERSONS.

The following Covered Persons have written or purchased American-style standardized call options or put options on Voting Shares. The following sets forth the terms of options that were in place on November 9, 2016:

                                                        Strike
                               Instrument and Number of Price
       Covered Person             Position     Shares   (in $)  Maturity Date
       --------------          -------------- --------- ------ ----------------
Gregory A. Agran                Call Written      7,900    170 January 20, 2017
Gregory A. Agran                Call Written     12,500    180   April 21, 2017
Armen A. Avanessians*           Call Written     15,000    185 January 20, 2017
Vivek Bohra                     Call Written      4,600    175 January 20, 2017
Michael J. Carr                 Call Written      7,700    180 January 20, 2017
James V. Covello                Call Written      3,400    165 January 20, 2017
John S. Daly                    Call Written      3,000    165 January 20, 2017
Francois-Xavier De Mallmann     Call Written        600    180 January 20, 2017
Francois-Xavier De Mallmann     Call Written      1,000    190 January 20, 2017
Francois-Xavier De Mallmann     Call Written      1,000    195 January 20, 2017
Francois-Xavier De Mallmann     Call Written      1,000    175 January 20, 2017
Francois-Xavier De Mallmann     Call Written      2,500    200 January 20, 2017
Daniel L. Dees                  Call Written     23,400    160 January 20, 2017
Mark F. Dehnert                 Call Written     34,200    220 January 20, 2017
Kathleen G. Elsesser            Call Written      7,100    185 January 20, 2017
Kathleen G. Elsesser            Call Written      7,100    180 January 20, 2017
Jeffrey M. Gido                 Call Written        700    180 January 20, 2017
Michelle Gill*                  Call Written        800    195 January 20, 2017
Michelle Gill                   Call Written     14,700    195 January 20, 2017
Cyril J. Goddeeris              Call Written      3,600    190 January 20, 2017
Peter Gross                     Call Written      9,200    180 January 20, 2017
Todd Hohman                     Call Written     10,000    185 January 20, 2017
Todd Hohman                     Call Written     11,000    180 January 20, 2017
Ming Yunn Stephanie Hui*        Call Written     10,000    175 January 20, 2017
Ming Yunn Stephanie Hui*        Call Written     15,000    190   April 21, 2017
John J. Kim                     Call Written      2,000    190 January 20, 2017
John J. Kim                     Call Written      4,000    185 January 20, 2017
David J. Kostin                 Call Written      4,200    165 January 20, 2017
Scott L. Lebovitz               Call Written        100    180 January 20, 2017
Scott L. Lebovitz               Call Written        500    195 January 20, 2017
Scott L. Lebovitz               Call Written      1,500    185 January 20, 2017
Ronald Lee                      Call Written      2,700    195 January 20, 2017
John J. McGuire, Jr.*           Call Written      1,600    175 January 20, 2017
John J. McGuire, Jr.            Call Written      2,000    175 January 20, 2017
Avinash Mehrotra                Call Written      2,500    175 January 20, 2017
Avinash Mehrotra                Call Written      2,500    170 January 20, 2017
Avinash Mehrotra                Call Written      3,000    195   April 21, 2017
Marc O. Nachmann                Call Written      8,000    155 January 20, 2017
Peter C. Oppenheimer            Call Written        200    175 January 20, 2017
Kenneth A. Pontarelli           Call Written      5,000    170 January 20, 2017
Andrew K. Rennie                Call Written     11,100    170 January 20, 2017
Michael Rimland                 Call Written     10,000    185 January 20, 2017
Guy E. Saidenberg               Call Written      5,700    180 January 20, 2017

                                                        Strike
                               Instrument and Number of Price
       Covered Person             Position     Shares   (in $)  Maturity Date
       --------------          -------------- --------- ------ ----------------
Guy E. Saidenberg               Call Written     13,900    175 January 20, 2017
Julian Salisbury                Call Written      9,700    180 January 20, 2017
Stephen M. Scherr               Call Written     16,000    175 January 20, 2017
Umesh Subramanian               Call Written      1,100    185 January 20, 2017
Andrea Vella                    Call Written     20,300    195 January 20, 2017
Andrea Vella                    Call Written     50,000    190 January 20, 2017
Alejandro Vollbrechthausen      Call Written      8,400    185 January 20, 2017
Alejandro Vollbrechthausen      Call Written      8,500    190 January 20, 2017
Simon R. Watson                 Call Written      1,300    180 January 20, 2017

* This transaction was conducted through an estate planning entity or private charitable foundation and relates to Other Shares.

SIGNATURES

   After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: November 23, 2016

                                          By:     /s/ Benjamin J. Rader
                                                  -----------------------------
                                          Name:   Benjamin J. Rader
                                          Title:  Attorney-in-Fact

                                 EXHIBIT INDEX

Exhibit                              Description
------- ----------------------------------------------------------------------

   A. Registration Rights Instrument, dated as of December 10, 1999 (incorporated by reference to Exhibit G to Amendment No. 1 to the Initial Schedule 13D, filed December 17, 1999 (File No. 005-56295)).

   B. Form of Counterpart to Shareholders' Agreement for former profit participating limited partners of The Goldman Sachs Group, L.P. (incorporated by reference to Exhibit I to Amendment No. 2 to the Initial Schedule 13D, filed June 21, 2000 (File No. 005-56295)).

   C. Form of Counterpart to Shareholders' Agreement for non-U.S. corporations (incorporated by reference to Exhibit L to Amendment No. 3 to the Initial Schedule 13D, filed June 30, 2000 (File No. 005-56295)).

   D. Form of Counterpart to Shareholders' Agreement for non-U.S. trusts (incorporated by reference to Exhibit M to Amendment No. 3 to the Initial Schedule 13D, filed June 30, 2000 (File No. 005-56295)).

   E. Supplemental Registration Rights Instrument, dated as of June 19, 2000 (incorporated by reference to Exhibit R to Amendment No. 5 to the Initial Schedule 13D, filed August 2, 2000 (File No. 005-56295)).

   F. Power of Attorney (incorporated by reference to Exhibit F to Amendment No. 91 to the Initial Schedule 13D, filed February 9, 2016 (File No. 005-56295)).

   G. Form of Written Consent Relating to Sale and Purchase of Common Stock (incorporated by reference to Exhibit FF to Amendment No. 35 to the Initial Schedule 13D, filed January 8, 2003 (File No. 005-56295)).

   H. Amended and Restated Shareholders' Agreement, effective as of January 15, 2015 (incorporated by reference to Exhibit 10.6 to GS Inc.'s Annual Report on Form 10-K for the fiscal year ended December 31, 2014 (File No. 001-14965)).